

IMPERIAL



03029667

19 August 2003

Ms A Kein
Stop 3-4
Office of International Corporate Finance
Securities & Exchange Commission
450 Fifth Street
WASHINGTON DC 20549 USA

Dear Anne

RE: ADR FACILITY

Please find enclosed a copy of an announcement regarding a proposed non-renounceable rights issue lodged with the Australian Stock Exchange on 19 August 2003.

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

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Imperial One Limited ACN 002 148 361 ○ Level 2, 131 Macquarie Street, Sydney, NSW 2000 Australia



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/08/2003

TIME: 09:43:07

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-2550

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Further announcement re Non-Renounceable Issue

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**


IMPERIAL

18 August 2003

Company Announcements
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

RE: NON-RENOUNCEABLE RIGHTS ISSUE

Further to our Announcement dated 14 August 2003, Directors confirm the issue price for the 1 for 1 non-renounceable pro-rata rights issue will be $0.005 (same issue price as offered under the private placement).

The issue will be the subject of a Prospectus, the Prospectus issue date and further details of the rights issue are expected to be announced to the market within the next two weeks.

Funds raised from the issue will be utilised to increase working capital, reduce debt and allow the Company to pursue other investment opportunities.

Yours faithfully

D L Hughes
Secretary